

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2017

Scott Wollney
President and Chief Executive Officer
Atlas Financial Holdings, Inc.
953 American Lane, 3rd Floor
Schaumburg, Illinois 60173

> **Re: Atlas Financial Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 30, 2017**
> **File No. 333-221828**

Dear Mr. Wollney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed 11/30/2017

Exhibits

1. Please have counsel revise your opinion to opine that your depositary shares will, when sold, be legally issued and will entitle their holders to the rights specified in the depositary agreement and the depositary receipts. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

General

2. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the outstanding Staff comments on your

Form 10-K for the year ended December 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Gregory Hayes